Exhibit 99.1

Orion Engineered Carbons S.A.
Société anonyme
Registered office: 15, rue Edward Steichen
L-2540 Luxembourg
R.C.S. Luxembourg: B 160.558

Convening Notice FOR THE General Meetings of Shareholders of Orion Engineered Carbons S.A. to be held on April 15, 2015

Dear Shareholders of Orion Engineered Carbons S.A. (the “Shareholders”),

The Board of Directors (the “Board of Directors”) of Orion Engineered Carbons S.A., a société anonyme with a registered office at 15, rue Edward Steichen, L-2540 Luxembourg, Grand Duchy of Luxembourg, registered with the Luxembourg Trade and Companies Register under registration number B 160.558, and with a total number of 59,365,126 shares (the “Common Shares”), of which all are entitled to vote (the “Company”), hereby convenes, in accordance with the provisions of article 10 of the articles of association of the Company, two general meetings of Shareholders (the “General Meetings”):

The annual general meeting of the Shareholders (first general meeting) will be held through private deed and convene on Wednesday April 15, 2015 at 10:00 A.M. CET, at the offices of Arendt & Medernach SA at:

8 rue Albert Borschette L-1246 Luxembourg, Grand Duchy of Luxembourg

and will have the following agenda (the “Annual General Meeting”):

Agenda of the Annual General Meeting:

1)
Presentation of the management report by the Board of Directors and the reports of the independent auditor of the Company in relation to the annual accounts and the consolidated financial statements of the Company for the financial year ended on December 31, 2014.

2)	Approval of the annual accounts of the Company for the financial year ended on December 31, 2014.

3)	Approval of the consolidated financial statements of the Company for the financial year ended on December 31, 2014.

4)
Allocation of results, approval of the payment by the Company on December 22, 2014 of the interim dividend in the amount of EUR 40 million and approval of a distribution of a dividend in the aggregate amount of EUR 10 million in the second quarter of 2015.

5)	Discharge of the Board of Directors and of the independent auditor of the Company for the financial year ended on December 31, 2014.

6)
Appointment of an independent auditor of the Company (Réviseur d’Entreprises) for the purposes of the annual accounts and the consolidated financial statements of the Company for the financial year ended on December 31, 2015.

7)	Decisions on the compensation that shall be paid to the Board of Directors for the time period until the next annual general meeting.

Exhibit 99.1

The extraordinary general meeting of the Shareholders (second general meeting) will be held through notary deed and convene on Wednesday April 15, 2015 at 1:30 P.M. CET, at the offices of

Arendt & Medernach SA at

8 rue Albert Borschette L-1246 Luxembourg, Grand Duchy of Luxembourg

and will have the following agenda (the “Extraordinary General Meeting”):

Agenda of the Extraordinary General Meeting:

1)	Change of the Company’s registered office from the city of Luxembourg, Grand Duchy of Luxembourg to Niederanven, Grand Duchy of Luxembourg.

2)	Amendment of article four of the articles of association of the Company to effect the change in the location of the Company’s registered office.

Orion Engineered Carbons S.A.
The Board of Directors